FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

September 18, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is September 18, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports initial drilling results from its West Tanana Project in Central Alaska.

Item 5.	Full Description of Material Change

The Issuer reports initial drilling results from its West Tanana Project in central Alaska.  Highlights include a 10 centimetre quartz vein with visible gold in quartz within a 0.3 metre interval assaying 15.6 g/t gold and a broader breccia zone returning 2.5 g/t gold over 4.3 metres.

The initial phase of diamond drilling encountered both high-grade quartz veins and broad zones of potentially stratabound mineralization.  The results successfully confirm the presence of significant lode gold mineralization beneath the original large soil anomaly and the presence of high-grade quartz veins (Table 1).  Work is ongoing to define the key structural and stratigraphic controls on the mineralized zone to target follow-up drill testing in the future.

Interpretation

The West Tanana property is held by the Issuer via a lease option agreement with Doyon Limited (see NR06-05 for terms).  The initial drill testing at West Tanana has defined a shallow easterly dipping zone of broad gold mineralization.  This zone, seen in drillhole WT-07-02, is approximately 30 metres wide and was also intersected in the very tops of two drillholes collared to the southeast.  Difficult drilling conditions within major fault zones resulted in poor recoveries in a number of the holes, all but one being lost prior to testing the proposed target zones.  The mineralized zones appear related to a series of stacked low angle shear zones.  High angle quartz vein/breccia zones encountered in drillhole WT-07-08 may have acted as feeders to the low angle shear zones.  This possible feeder zone, which may have also been the source for the placer gold deposit immediately above and downstream from it, is the Issuer’s current focus on the project.

Table 1. Significant Drilling Results*

Hole ID	Total Depth (metres)	From (metres)	To (metres)	Width (metres)	Gold (g/t)
WT-07-02	48.92	18.29	27.74	9.45	1.14**
	including	18.29	18.59	0.30	15.6**
WT-07-03	47.29	17.83	19.57	1.74	2.99**
WT-07-07	171.91	42.77	43.28	0.51	4.13
WT-07-08	256.64	103.28	104.97	1.69	1.17
		147.22	151.49	4.27	2.47
WT-07-09	151.79	5.47	11.12	5.65	0.78

* Composites calculated using a 0.25 g/t cutoff; with maximum 3 metres of internal waste.

** Core recoveries in holes WT-07-02 and WT-07-03 were poor, generally less than 50%.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius, MSc (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Mr. Pontius is the President and CEO of the Issuer.

The work program at West Tanana is designed and supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of the Issuer responsible for carrying out the companies exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of planned exploration programs, the timing and nature of anticipated exploration program results and the discovery and delineation of mineral deposits/resources/reserves.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

September 24, 2007